SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Babson Capital Funds Trust

Address of Principal Business Office:

c/o Babson Capital Management LLC

550 South Tryon Street, Ste. 3300

Charlotte, NC 28202

Telephone Number: 413-226-1058

Name and address of agent for service of process:

Christopher A. DeFrancis

c/o Babson Capital Management LLC

1500 Main Street, Ste. 2800

Springfield, MA 01115

Check Appropriate Box:

    Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of Babson Capital Funds Trust (the “Trust”) is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Springfield and the Commonwealth of Massachusetts on the 23rd day of May, 2013.

Attest:	/s/ Janice M. Bishop	By:	/s/ Christopher A. DeFrancis
Name:	Janice M. Bishop	Name:	Christopher A. DeFrancis
Title:	Secretary	Title:	Trustee